ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Compliance Report

December 31, 2021

(With Report of Independent Registered

Public Accounting Firm)



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of ABN AMRO Securities (USA) LLC

We have examined the statements of ABN AMRO Securities (USA) LLC (the Company), included in the accompanying Compliance Report that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2021
(2) Company's internal control over compliance was effective as of December 31, 2021.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of Financial Industry Regulatory Authority ("FINRA") and Rule 409T of FINRA that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2021; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022

ABN AMRO Securities (USA) LLC Compliance Report

ABN AMRO Securities (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained internal control over compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2021.

(3) The Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2021.

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and in compliance with 17 C.F.R. § 240.15c3-3(e) as of the most recent fiscal year ended December 31, 2021 and

(5) The information used to state that the Company was in compliance with 17 C.F.R. § 240.15c31 and was in compliance with 17 C.F.R. § 240.15c3-3(e) was derived from the Company's books and records.

February 25, 2022

ABN AMRO Securities (USA) LLC

We, Alexander Lange and Roger Luo, affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

Alexander Lange
President Chief Executive Officer

Alexander Lange (Feb 25, 2022 15:08 EST)

Roger Luo
Chief Financial Officer

Roger Luo (Feb 25, 2022 14:46 EST)